Exhibit 2.1
ANNEX A

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

AMENDMENT, dated as of May 21, 2007 (this “Amendment”), among Kangaroo Holdings, Inc., a Delaware corporation (“Parent”), Kangaroo Acquisition, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and OSI Restaurant Partners, Inc., a Delaware corporation (the “Company”), to the Agreement and Plan of Merger, dated as of November 5, 2006 (the “Merger Agreement”), among Parent, Merger Sub and the Company. Unless otherwise specifically defined in this Amendment, each capitalized term used in this Amendment shall have the meaning assigned to such term in the Merger Agreement.

WHEREAS, Section 8.11 of the Merger Agreement provides that the Merger Agreement may be amended in a writing signed by the Company (acting through the Special Committee), Parent and Merger Sub;

WHEREAS, the Special Committee has determined, and the Board of Directors has determined, that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Amendment, and each of the Special Committee and the Board of Directors has, as of the date of this Amendment, approved and adopted this Amendment, and recommended adoption of the Merger Agreement, as amended by this Amendment, by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub has approved and adopted this Amendment;

WHEREAS, the board of directors of Parent, and Parent, as the sole stockholder of Merger Sub, in each case, have approved and adopted this Amendment; and

WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained in this Amendment, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

1.	Amendment to Section 1.2. Section 1.2 of the Merger Agreement is amended by restating Section 1.2 in its entirety to read as follows:

“The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 9:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the seventh business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the “Satisfaction Date”), or at such other place, date and time as the Company and Parent may agree in writing.”

2.
Amendment to Section 2.1(a). Section 2.1(a) of the Merger Agreement is amended by replacing the phrase “$40.00 in cash (the “Merger Consideration”)” with the phrase “$41.15 in cash (the “Merger Consideration”)”.

3.	Amendment to Section 3.17. Section 3.17 of the Merger Agreement is amended by restating Section 3.17 in its entirety to read as follows:

“On November 5, 2006, the Special Committee received the separate opinions of Wachovia Securities LLC and Piper Jaffray & Co. (the “Advisors”) to the effect that, as of such date, the $40 per Share in cash to be received by the holders of the Company Common Stock (other than Participating Holders) pursuant to the Merger Agreement (as in effect on November 5, 2006) was fair to such holders from a financial point of view. On May 21, 2007, the Special Committee received an opinion of Wachovia Securities LLC to the effect that, as of such date, the $41.15 per Share in cash to be received by the holders of the Company Common Stock (other than Participating Holders) pursuant to the Merger Agreement (upon giving effect this Amendment) is fair to such holders from a financial point of view. An executed copy of each such opinion has been made available to Parent. The Company has been authorized by the Advisors to permit the inclusion in full of each such opinion in the Proxy Statement (including any supplement). As of the date of this Agreement, no such opinion has been withdrawn, revoked or modified.”

4.	Amendment to Section 6.1(a). Section 6.1(a) of the Merger Agreement is amended by restating Section 6.1(a) in its entirety to read as follows:

“The Company shall have obtained both (i) the Company Stockholder Approval and (ii) the affirmative vote of the holders, as of the record date, of a majority of the number of shares of Company Common Stock held by holders that are not Participating Holders, voting together as a single class, to adopt the Agreement and the Merger.”

5.
Amendment to Section 7.1(b). Section 7.1(b) of the Merger Agreement is amended by replacing the phrase “on or before April 30, 2007 (the “End Date”)” with the phrase “on or before 5:00 p.m. New York City time on June 19, 2007 (the “End Date”)”.

6.	Amendment to Section 7.1(h). Section 7.1(h) of the Merger Agreement is amended by restating Section 7.1(h) in its entirety to read as follows:

“by the Company, if Parent does not (i) satisfy the condition set forth in Section 6.2(d) within seven (7) business days after notice by the Company to Parent that the conditions set forth in Sections 6.1 and 6.3 are satisfied (or, upon an immediate Closing, would be satisfied as of such Closing) and (ii) proceed immediately thereafter to give effect to a Closing; provided, however, that the Company shall not deliver such notice prior to June 8, 2007;”

7.
Dividend. Notwithstanding anything in Section 5.1(b)(i)(B) of the Merger Agreement to the contrary, from the date of this Amendment through the earlier of the Closing Date and the End Date, the Company agrees that it shall not declare, announce or pay a regular quarterly cash dividend on the Company Common Stock.

8.
Financing. Parent has delivered to the Company the executed amendment to the Debt Commitment Letter attached as Annex A, and the Company consents to such amendment of the Debt Commitment Letter. The Debt Commitment Letter, as so amended, shall be deemed to be the “Debt Commitment Letter” referred to in the Merger Agreement and the commitment of the parties thereto to provide the amount of debt financing set forth therein to Parent shall be deemed to be the “Debt Financing” referred to in the Merger Agreement. For the avoidance of doubt, Sections 4.5 and 5.11 of the Merger Agreement shall apply mutatis mutandis to this Amendment, the Debt Commitment Letter and Debt Financing, and the Merger Agreement as amended by this Amendment.

9.	Miscellaneous Provisions.

(a)  Company Shareholder Meeting. The parties acknowledge and agree that the Company Meeting shall be convened on May 25, 2007, but shall at such time be adjourned until June 5, 2007 to provide OSI’s stockholders with additional time to consider the modifications to the Merger and the Merger Agreement effectuated by this Amendment, including the revised Merger Consideration.

(b)  No Further Amendment. Except as expressly amended by this Amendment, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, representations, warranties, covenants and provisions thereof shall remain in full force and effect in accordance with their respective terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein or the Company Disclosure Letter or any of the documents referred to therein or otherwise affect or operate as a waiver or relinquishment of any of the rights of any party under any of them. Except as expressly amended by this Amendment, this Amendment does not constitute a waiver of any condition or other provision of the Merger Agreement.

(c)  Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and Parent, Merger Sub and the Company shall be bound by this Amendment. From and after the execution of this Amendment by Parent, Merger Sub and the Company, any reference to the Merger Agreement or the Company Disclosure Letter shall be deemed a reference to the Merger Agreement or the Company Disclosure Letter as amended, respectively, by this Amendment.

(d)  Representations and Warranties of the Company. The Company represents and warrants that (i) it has the corporate power and authority to execute and deliver this Amendment and, subject to the receipt of the Company Stockholder Approval, to perform its obligations hereunder; (ii) the execution, delivery and performance by the Company of this Amendment have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings other than those previously taken or conducted on the part of the

Company are necessary to approve and authorize this Amendment; (iii) the execution and delivery of this Amendment and the consummation of the transactions contemplated hereby does not (except as described in Section 3.3(b) of the Merger Agreement) conflict with or result in the violation of (x) any provision of the certificate of incorporation or equivalent organizational document, in each case, as amended of the Company or its Subsidiaries or (y) conflict with or violate any applicable Laws, except in the case of clause (y) any such violation or conflict that would not have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) the Special Committee has unanimously determined, and the Board of Directors has determined, that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Amendment, and each of the Special Committee and the Board of Directors has, as of the date of this Amendment, approved and adopted this Amendment, and recommended adoption of the Merger Agreement, as amended by this Amendment, by the stockholders of the Company. This Amendment has been duly and validly executed and delivered by the Company and, assuming this Amendment constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(e)  Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant that (i) each of Parent and Merger Sub has the corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated by this Amendment; (ii) the execution, delivery and performance by Parent and Merger Sub of this Amendment have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, including approval and authorization of the Merger and the other transactions contemplated by the Merger Agreement by the Boards of Directors or comparable governing body of each of Parent and Merger Sub; (iii) no other corporate proceedings (including no shareholder action) other than those previously taken or conducted on the part of Parent and Merger Sub, as applicable, are necessary to approve and authorize this Amendment. This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Amendment constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms; and (iv) the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby does not (except as described in Section 4.2(b) of the Merger Agreement) (x) conflict with or result on any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended, of Parent or its Subsidiaries or (y) conflict with or violate any applicable Laws, other than in the case of clause (y), any such violation or conflict, which would not have, individually or in the aggregate a Parent Material Adverse Effect.

(f)  Other Miscellaneous Terms. The provisions of Article X (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be duly executed and delivered as of the date first written above.

Kangaroo Holdings, Inc. By: /s/Andrew Balson Name: Andrew Balson Title: President
Kangaroo Acquisition, Inc. By: /s/Andrew Balson Name: Andrew Balson Title: President
OSI Restaurant Partners, Inc. By: /s/Toby S. Wilt Name: Toby S. Wilt Title: Director